Morgan, Lewis & Bockius LLP

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

Sean Graber

Partner

215.963.5598

sgraber@morganlewis.com

July 8, 2015

FILED AS EDGAR CORRESPONDENCE

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	The Finance Company of Pennsylvania (File No. 811-1144)
Registration Statement Amendment No. 40

Dear Ms. Vroman-Lee:

On behalf of our client, The Finance Company of Pennsylvania (the “Company”), this letter responds to the comment you provided via telephone to Robert A. McLaughlin regarding the Company’s amendment No. 40 under the Investment Company Act of 1940, as amended, to its registration statement filed with the SEC on April 30, 2015 (the “Amendment”). Below, we have briefly summarized your comment, followed by our response.

1.	Comment. Cooke & Bieler, L.P. identifies eight individuals as portfolio managers of the Company’s portfolio of equity securities and investments (the “Portfolio”). Please limit the disclosure regarding Cooke & Bieler, L.P.’s portfolio managers to only those individuals that are jointly and primarily responsible for the day-to-day management of the Portfolio.

Response. The eight individuals that compose the Cooke & Bieler, L.P. portfolio management team for the Company are jointly and primarily responsible for the day-to- day management of the Portfolio. No one specific member (or any particular group of

Ms. Ashley Vroman-Lee

July 8, 2015

members) of the team is primarily responsible for making investment decisions for the Portfolio, nor is there one specific member (or any particular group of members) with the most significant responsibility for the day-to-day management of the Portfolio. We note that Form N-1A permits registrants to limit their portfolio manager disclosure to only the five persons with the most significant responsibility for the day-to-day management of the portfolio. However, as stated above, the Cooke & Bieler, L.P. portfolio management team does not have five persons with the most significant responsibility for the day-to-day management of the Portfolio. In light of the foregoing, no changes have been made to the referenced disclosure.

I hereby acknowledge on behalf of, and with the express authority granted by, the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Company’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Company will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber